November 14, 2007

BY FAX AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention: Mark A. Wojciechowski

Dear

Sirs

:

Re: Re: Aurelio Resource Corporation (the "Company")
Comment letter dated September 20, 2007 (the "Comment Letter")
Form 10-KSB for the Fiscal Period Ended December 31, 2006
Form 10-QSB for the Quarterly Period Ended March 31, 2007
SEC File No. 0-50931

On October 15, 2007, our lawyers sent you a letter requesting, on behalf of the Company, an extension to November 14, 2007 of the time in which to respond to the comments of the SEC set out in the Comment Letter. I advise that since that date I have had difficulties with my health and have needed time in hospital, which has set me back considerably. I am presently in cardiac rehabilitation and, while I am coming back to my work with Aurelio as much as possible, I regret that we will be unable to file our response due today. However, we are working with our auditors on these responses at the same time as we prepare our third quarter Form 10-QSB, and we hope to file the responses at the same time as we file our next Form 10-QSB, i.e., Monday November 19, 2007.

Should you have any questions, please do not hesitate to contact the writer directly at 303.875.2090.

Yours truly,
AURELIO RESOURCE CORPORATION

_________________________

Allan J. Marter

Chief Financial Officer